UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED

JUNE 30, 2015

On August 13, 2015, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2015 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 13, 2015

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adecoagro

2Q15

Adecoagro recorded an Adjusted EBITDA of $39.5 million in 2Q15 and $75.3 million in 6M15

Luxembourg, August 13, 2015 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the second quarter of 2015. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

2Q15
Earnings Release

Conference Call
Aug 14, 2015
11 a.m. (US EST)
12 p.m. (Buenos Aires and São Paulo time)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO LISTED NYSE

Highlights

Financial & Operating Performance

$ thousands	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Gross Sales	170,926	204,030	(16.2%)	285,144	303,159	(5.9%)
Net Sales (1)	164,647	197,538	(16.7%)	273,883	292,075	(6.2%)
Adjusted EBITDA (2)						
Farming & Land Transformation	2,624	41,770	(93.7%)	25,716	77,658	(66.9%)
Sugar, Ethanol & Energy	41,071	35,611	15.3%	58,997	39,422	49.7%
Corporate Expenses	(4,242)	(4,579)	(7.4%)	(9,439)	(9,547)	(1.1%)
Total Adjusted EBITDA	**39,453**	**72,802**	**(45.8%)**	**75,274**	**107,533**	**(30.0%)**
Adjusted EBITDA Margin (2)	**24.0%**	**36.9%**	**(35.0%)**	**27.5%**	**36.8%**	**(25.3%)**
Net Income	1,335	1,452	(8.1%)	15,096	4,048	272.9%
Farming Planted Area (Hectares)	224,373	219,416	2.3%	224,373	219,416	2.3%
Sugarcane Plantation Area (Hectares)	127,688	110,822	15.2%	127,688	110,822	15.2%

- In 2Q15, Adecoagro's Net Income totaled $1.3 million in 2Q15 in line with 2Q14, while in 6M15 reached 15.1 million, 272.9% higher compared to last year.
- Adjusted EBITDA[1] in 2Q15 was $39.5 million, 45.8% lower than 2Q14. Adjusted EBITDA margin[1] was 24.0% in 2Q15 compared to 36.9% in 2Q14.
- 6M15 Adjusted EBITDA was $75.3 million, 30.0% lower than 6M14. Adjusted EBITDA margin fell to 27.5% in 6M15 from 36.8% in 6M14.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

22Q15Financial & Operational PerformanceOur Sugar, Ethanol and Energy business delivered strong operational and financial results in the quarter. Our mills crushed a total of 2.9 million tons of sugarcane, 35.9% higher year-over-year, driven by an increase in nominal crushing capacity combined with higher milling efficiency. Our agricultural operations are reaping the benefits of operational improvements and technical enhancements performed during the last 3-years. Sugarcane productivity reached 100 tons/ha while sugar content (TRS) stood at 128.7 kg/ton, resulting in a 34.1% year-over-year increase in TRS content per hectare. As a result of the increase in productivity, production and sales volumes were boosted and production costs diluted. Thus, despite lower sugar and energy prices, adjusted EBITDA in 2Q15 reached $41.1 million, 15.3% higher than 2Q14, while Adjusted EBITDA margin expanded to 47.7% from 46.2% in 2Q14.On a year-to-date basis, Adjusted EBITDA in 6M15 stood at $59.0 million, marking a 49.7% increase over 6M14. In addition to the main drivers explained above, year-to-date results were also enhanced by: (i) an early start of the harvest season which will allow us to extend the season and increase annual milling; and (ii) a $13.9 million gain, which is mostly realized, from the mark-to-market of our sugar hedge position, compared to a $1.9 million gain generated in 6M14.In the Farming and Land Transformation businesses, Adjusted EBITDA in 2Q15 was $2.6 million, compared to $41.8 million in 2Q14. This decrease is primarily explained by (i) absence of gains from land transformation, compared to a $25.6 million gain realized in 2Q14; and (ii) a $7.9 million unrealized mark-to-market loss generated by our commodity hedge positions, compared to a $7.2 million gain generated in 2Q14.Year-to-date, Adjusted EBITDA was $25.7 million, $51.9 million or 66.9% lower than 6M14. This performance is primarily explained by: (i) no land transformation gains as explained above; (ii) lower margins in the Crops, Rice and Dairy segments resulting from lower prices of soybean, corn, wheat and milk, coupled with higher production costs measured in dollars as a result of the appreciation of the Argentine peso in real terms. These effects were partially offset by higher productivity in our soybean, corn and dairy operations.Net income in 2Q15 totaled $1.3 million, essentially the same as in 2Q14. Net income in the quarter was enhanced by: (i) a $4.1 million decrease in interest expense and a $4.1 million decrease in depreciation and amortization, both driven by the weaker Brazilian Real and Argentine Peso in 2Q15 compared to 2Q14; (ii) a $5.9 million increase in the fair value of our sugarcane biological assets resulting from an increase in sugarcane yields. These efects were partially offset by a $6.6 million increase in income tax expense..Market OverviewCorn and soybean prices have been driven by US weather market, which increased production uncertainty and provided price-volatility. In contrast, competition from other origins, such as South America, Ukraine and Russia, in a dollar appreciation has delayed US exports sales, providing demand uncertainty and, hence, bear concerns for grains and soybeans complex.The second quarter of 2015 was marked by the beginning of the 2015/16 harvest in the Brazilian Center-South region. According to UNICA, by the end of June, sugarcane crushing had reached a total of 200.5 million tons, marking a 1.2% decrease year-over-year. During 2Q15, VHP sugar prices continued to fall and were an average of 12% lower than the previous quarter and 28% lower year-on-year. Regarding ethanol, prices traded 2% below 2Q14, as more sugarcane was diverted towards ethanol production, increasing ethanol supply compared to last year. On the demand side, according to ANP, hydrous consumption in 2015

32Q15reached record highs, increasing 35% year-on-year and signalling a more favorable scenario for the ethanol market. Energy spot prices at the beginning of the quarter were being traded at 388.48 BRL/MWh (the maximum rate authorized by the government), but started to ease in May due to the return of rains coupled with a fall in demand.Strategy ExecutionSugar, Ethanol & Energy Ramp UpThe construction of the second phase of the Ivinhema mill was formally completed during 2Q15. Our state-of-the-art cluster in Mato Grosso do Sul has reached full nominal crushing capacity of 9 million tons.In an industry with very high mechanization levels and high fixed cost structure, the completion of the cluster is an important driver of economies of scale and operating synergies.More importantly, during 2015 our operations have shown strong signs of operational improvements and efficiency enhancements related to the training and strengthening of our teams and processes which have resulted in fixed cost dilution and increase in operating margins. Some examples that evidence these operational improvements are: (i) the increase in sugarcane yields and TRS content; (ii) the constant growth in our cogeneration exports, which in the current quarter have reached a record of 65 KWh per ton of sugarcane crushed, which we believe is one of the highest ratios in the industry; (iii) the increase in sugarcane milling per hour. Our operational teams and management remain committed towards reaching operational excellence in each task and process, which will allow us to continue reducing our cost of production.The completion of the cluster in 2Q15 will result in a significant reduction in capex spending. Consolidated capital expenditures in 2015 are expected to reach between $140 and $160 million during the year, compared to $324 million in 2014. Regarding 2016, no major capex has been committed, therefore capex will consist primarily of maintenance capex related to the Sugar, Ethanol & Energy.

adecoagro

2Q15

Operating Performance

Farming Business

Farming Production Data									
Planting & Production	**Planted Area (hectares)**			**2014/15 Harvested Area**			**Yields (Tons per hectare) (3)**		
	2014/2015	**2013/2014**	**Chg %**	**Hectares**	**% Harvested**	**Production**	**2014/2015**	**2013/2014**	**Chg %**
Soybean	63,944	58,691	9.0%	63,944	100.0%	205,488	3.2	2.9	10%
Soybean 2nd Crop	32,532	24,290	33.9%	32,532	100.0%	79,969	2.5	1.9	26.3%
Corn (1)	32,491	45,690	(28.9%)	24,214	74.5%	146,536	6.1	6.2	(2.0%)
Corn 2nd Crop	7,583	5,634	34.6%	7,384	97.4%	29,822	4.0	6.6	(38.4%)
Wheat (2)	37,020	29,412	25.9%	37,019	100%	84,609	2.3	2.6	(12.8%)
Sunflower	12,314	12,880	(4.4%)	12,314	100%	21,762	1.8	1.8	(1.7%)
Cotton lint	3,160	6,217	(49.2%)	2,124	67.2%	2,273	1.1	1.0	8.7%
Total Crops	**189,044**	**182,812**	**3.4%**	**179,531**	**95.0%**	**570,459**			
Rice	35,328	36,604	(3.5%)	35,328	100%	180,149	5.1	5.6	(9.2%)
Total Farming	**224,373**	**219,416**	**2.3%**	**214,860**	**95.8%**	**750,608**			
Owned Croppable Area	124,172	133,612	(7.1%)	119,790	96.5%	470,963			
Leased Area	60,086	55,881	7.5%	55,154	91.8%	182,561			
Second Crop Area	40,115	29,923	34.1%	39,916	99.5%	68,056			
Total Farming Area	**224,373**	**219,416**	**2.3%**	**214,860**	**95.8%**	**721,580**			
	Milking Cows (Average Heads)			**Milk Production (MM liters)**			**Productivity (Liters per cow per day)**		
Dairy	**2Q15**	**2Q14**	**Chg %**	**2Q15**	**2Q14**	**Chg %**	**2Q15**	**2Q14**	**Chg %**
Milk Production	6,609	6,295	5.0%	21.0	18.4	14.4%	35.0	32.1	8.9%

(1) Includes sorghum and peanut.
(2) Includes barley.
(3) Yields for 2014/15 season may be partial yields related to the harvested area as of July 31, 2014. Yields for 2013/14 reflect the full harvest season.
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

2014/15 Harvest Year

As of July 31 2015, 214,860 hectares or 95.8% of our planted area was successfully harvested. The remaining 9,513 hectares of corn and cotton are expected to be harvested by early August.

Soybean: As of the end of July the harvest of soybean first crop was completed. The implementation of our sustainable production model together with best practices such as crop rotation and no till among others, coupled with excellence in execution allowed us to profit from average and timely rains reaching yields of 3.2 tons/ha, 9.8% higher than the previous harvest year.

Soybean Second Crop: The harvest of soybean second crop was fully completed by the end of July 2015. Average yields reached 2.5 tons/ha, 26.3% above the previous harvest year. Yields were above those of the 2013/14 harvest year due to enhanced operational management.

Corn: As of July 31, 2015, the harvested area for early and late corn totaled 24,214 hectares,74.5% of the total planted area. In order to diversify our crop risk and manage water requirements, approximately 29.3%of the corn was planted early in September and 70.7% was planted late during the end of November and December 2014. Average yields obtained by the end of July were 6.1 tons/ha. The early corn planted in our most productive farms yielded in line with expectations, while late corn planted in the same farms yielded well above expectations. By contrast, late corn planted in the north east of Argentina received excess rainfall, negatively affecting yields. In aggregate however, we expect yields for corn to increase compared to the previous harvest season.

4

52Q15Corn Second Crop: As of the end of July 2015, we harvested 97.4% of the corn second crop. Yields so far have reached 4.0 tons/ha, suffering a 38.4% decrease with respect to the previous harvest season. The decrease is explained by excess rainfall at harvest time in the north east of Argentina which generated harvest disruptions and yield loss.Cotton: As of July 31, 2015, 67.2% of the planted hectares had been harvested producing yields of 1.1 tons/ha, marking an 8.7% increase compared to the previous harvest season. As we complete the harvest, we expect final yields to remain in line with the previous harvest year.Sunflower: As of the end of July 2015, 100% of our sunflower area was harvested, yielding an average of 1.8 tons/ha, in line with the 2013/14 season.Wheat: As of December 31, 2014, 100% of the wheat area was harvested, and reported on our 4Q14 release. Average yields reached 2.3 tons per hectare, 12.8% lower than the previous harvest due to a higher proportion of area being planted in the north of Argentina which tends to result in lower yields.Rice: The harvest of 35,328 hectares of rice was completed during early April 2015. The average yield in our rice farms was 5.1 tons/ha, 9.2% below the previous harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop's cycle. However, during mid-February through April, a higher than normal number of cloudy and rainy days had a negative impact on yields at some of our farms given that the plant requires sunlight for photosynthesis and plant growth. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy.2015/16 Harvest YearTowards the end of 2Q15, Adecoagro began its planting activities for the 2015/6 harvest year. Good rain levels in Argentina between March and June allowed us to plant 32,900 hectares of wheat under normal conditions.

2Q15

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data							
	metric	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Crushed Cane	tons	2,920,887	2,149,829	35.9%	3,381,011	2,192,092	54.2%
Own Cane	tons	2,634,592	1,982,409	32.9%	3,087,108	2,023,895	52.5%
Third Party Cane	tons	286,295	167,420	71.0%	293,903	168,197	74.7%
Sugar Produced	tons	174,061	111,547	56.0%	196,528	111,547	76%
Ethanol Produced	M3	113,477	84,093	34.9%	130,072	86,196	50.9%
Hydrous Ethanol	M3	58,088	43,865	32.4%	72,185	45,969	57.0%
Anhydrous Ethanol	M3	55,388	40,227	37.7%	57,887	40,227	44%
TRS Equivalent Produced	*tons*	*376,193*	*260,488*	*44.4%*	*427,677*	*264,014*	*62.0%*
Exported Energy	MWh	189,017	105,416	79.3%	206,201	120,673	70.9%
Expansion & Renewal Area	hectares	2,216	9,938	(77.7%)	6,191	19,526	(68.3%)
Harvested Area	hectares	26,778	24,905	7.5%	32,995	25,528	29.2%
Sugarcane Plantation	hectares	127,688	110,822	15.2%	127,688	110,822	15.2%

Our mills operated close to full capacity during 2Q15 (Ivinhema operated at 80% due to mill expansion activities), crushing a total of 2.9 million tons of sugarcane, 35.9% higher than 2Q14. This increase was driven primarily by a 22% increase in milling per day as a result of the expansion of nominal crushing capacity coupled with enhanced agricultural and industrial efficiencies.

As a result of the growth in sugarcane milling coupled with a 6.5% increase in TRS per ton, production measured in tons of TRS equivalent increased by 44.4% in the quarter. Sugar and ethanol production in 2Q15 increased by 56.0% and 34.9%, respectively.

Regarding cogeneration, total energy delivered to the grid in 2Q15 increased by 79.3% compared to 2Q14 and equaled 189,017 MWh. Cogeneration exports were enhanced by higher boiler efficiency. Our cogen efficiency ratio, measured by KWh exported per ton of sugarcane milled reached 64.7, 32.0% higher year-over-year.

As of June 30, 2015, our sugarcane plantation reached 127,688 hectares, representing a 15.2% growth year-over-year. Expanding and replanting our sugarcane plantation continues to be a key strategy to run our mills at full capacity and at the same time increase the productivity and quality of our plantation. A total of 2,216 hectares were planted during 2Q15, bringing year-to-date planting to 6,191 hectares, 77.7% and 68.3% lower respectively, compared to the same periods of the previous year. As previously anticipated in the 1Q15 earnings release, the slowdown in expansion area is explained by the fact that: (i) we are close to our stabilized plantation size and; (ii) we are attaining higher agricultural yields, thus reducing the need for area expansion. During the quarter we renewed 1,394 hectares and expanded 822 hectares.

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adecoagro
2Q15

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	**2Q15**	**2Q14**	**Chg %**	**6M15**	**6M14**	**Chg %**
Gross Sales						
Farming	78,529	120,448	(34.8%)	137,216	166,532	(17.6%)
Total Sales	**78,529**	**120,448**	**(34.8%)**	**137,216**	**166,532**	**(17.6%)**
Adjusted EBITDA (1)						
Farming	2,624	16,195	(83.8%)	25,716	52,083	(50.6%)
Land Transformation	-	25,575	(100.0%)	-	25,575	(100.0%)
Total Adjusted EBITDA (1)	**2,624**	**41,770**	**(93.7%)**	**25,716**	**77,658**	**(66.9%)**
Adjusted EBIT (1)(2)						
Farming	927	14,345	(93.5%)	22,273	48,433	(54.0%)
Land Transformation	-	25,575	n.a	-	25,575	(100.0%)
Total Adjusted EBIT (1)(2)	**927**	**39,920**	**(97.7%)**	**22,273**	**74,008**	**(69.9%)**

Adjusted EBIT(1)(2) for the Farming business in 2Q15 was $0.9 million, $13.4 million or 93.5% lower than 2Q14. This decrease is primarily explained by: (i) lower commodity prices, particularly corn, soybean and wheat; (ii) higher production costs in dollar terms driven by the appreciation of the Argentine peso in real terms, partially offset by cost reduction initiatives; (iii) a $7.9 million unrealized loss generated by the mark-to-market of our commodity hedge position as prices increased since mid-June 2015, whereas our hedge in 2Q14 generated an unrealized gain of $7.2 million; and (iv) a 9.6% decrease in rice yields due to adverse weather conditions. These effects were partially offset by higher soybean and corn yields.

Regarding the Land Transformation business, no farms were sold in 2Q15, compared to a $25.6 million gain generated from farm sales in 2Q14.

On a year-to-date basis, Adjusted EBIT for the Farming & Land Transformation businesses in 6M15 stood at $22.3 million, compared to $74.0 million in 6M14. This 69.9% underperformance is mainly attributable to: (i) lower commodity prices; (ii) the real appreciation of the Argentine peso resulting in higher production costs measured in dollars; (iii) lower rice yields; and (iv) the fact that no farms sales have been executed during the period. The underperformance was partially mitigated by higher productivity in our crop and dairy segments.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, whereby Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing our production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

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adecoagro
2Q15

Crops

Crops - Highlights							
	metric	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Gross Sales	*$ thousands*	49,079	76,277	(35.7%)	70,908	98,458	(28.0%)
	thousand tons	203.9	246.9	(17.4%)	290.6	341.6	(14.9%)
	$ per ton	240.7	309.0	(22.1%)	244.0	288.2	(15.3%)
Adjusted EBITDA	*$ thousands*	692	11,640	(94.1%)	15,983	32,690	(51.1%)
Adjusted EBIT	***$ thousands***	**209**	**11,092**	**(98.1%)**	**15,007**	**31,696**	**(52.7%)**
Planted Area[1]	*hectares*	148,929	152,889	(2.6%)	148,929	152,889	(2.6%)

(1) Does not include second crop planted area.

Adjusted EBIT for our crops segment stood at $0.2 million during 2Q15 compared to $11.1 million in 2Q14. On a cumulative basis, 6M15 Adjusted EBIT reached $15.0 million, representing a 52.7% decrease compared to 6M14. The decrease is primarily attributable to (i) lower commodity prices; and (ii) higher production costs measured in dollar terms given the real appreciation of the argentine peso. This decrease was partially offset by higher soybean and corn yields.

Crops - Gross Sales Breakdown									
	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	2Q15	2Q14	Chg %	2Q15	2Q14	Chg %	2Q15	2Q14	Chg %
Soybean	33,316	55,834	(40.3%)	127,065	151,839	(16.3%)	262	368	(28.7%)
Corn [1]	9,909	17,026	(41.8%)	62,969	84,671	(25.6%)	157	201	(21.7%)
Wheat [2]	681	1,247	(45.4%)	4,833	5,213	(7.3%)	141	239	(41.1%)
Sunflower	4,409	1,896	132.5%	8,799	5,141	71.1%	501	369	35.9%
Cotton	212	-	n.a	181	-	n.a	1,168	n.a	- %
Others	552	274	101.3%	0	-	n.a			
Total	**49,079**	**76,277**	**(35.7%)**	**203,847**	**246,865**	**(17.4%)**			

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	6M15	6M14	Chg %	6M15	6M14	Chg %	6M15	6M14	Chg %
Soybean	38,533	58,018	(33.6%)	144,553	158,412	(8.7%)	267	366	(27.2%)
Corn [1]	14,058	28,983	(51.5%)	90,446	144,023	(37.2%)	155	201	(22.8%)
Wheat [2]	7,542	6,620	13.9%	35,462	28,014	26.6%	213	236	(10.0%)
Sunflower	9,046	3,896	132.2%	19,313	10,985	75.8%	468	355	32.1%
Cotton	925	333	178.0%	770	201	282.7%	1,202	1,654	(27.4%)
Others	804	608	32.2%	-	-	n.a	n.a	n.a	-
Total	**70,908**	**98,458**	**(28.0%)**	**290,543**	**341,635**	**(15.0%)**			

(1) Includes sorghum
(2) Includes barley
Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

On a cumulative basis, crop sales in 6M15 reached $70.9 million, 28.0% lower than in 6M14. The decrease in sales is primarily driven by significantly lower soybean and corn prices coupled with lower soybean and corn volumes sold. The decrease in sales volumes is mainly explained by a late corn harvest compared to the previous year, due to the utilization of late-planting corn hybrids to diversify climate risk.

8

adecoagro
2Q15

Crops - Changes in Fair Value Breakdown								
6M15	**metric**	**Soy**	**Soy 2nd Crop**	**Corn**	**Corn 2nd Crop**	**Wheat**	**Sunflower**	**Cotton**
2014/15 Harvest Year								
Total planted Area Plan	***Hectares***	**63,944**	**32,532**	**32,491**	**7,583**	**37,020**	**12,314**	**3,160**
Planted area in initial growing stages	*Hectares*	-	-	-	-	-	-	-
Planted area with significant biological growth	*Hectares*	-	71	19,355	6,303	-	-	1,624
Changes in Fair Value in 2Q15 from planted area 2014/2015 with significant biological growth (i)	***$ thousands***	**-**	**(7)**	**(45)**	**60**	**-**	**-**	**12**
(i) Area harvested in previous periods		5,927	-	6,243	-	37,020	10,461	-
Area harvested in 4Q14	*Hectares*	-	-	-	-	35,862	2,312	-
Area harvested in 1Q15	*Hectares*	*5,927*	-	*6,243*		*1,158*	*8,149*	-
(ii) Area harvested in 2Q15		58,017	32,462	6,893	1,280	--	1,853	1,536
(i) + (ii) Total area harvested	***Hectares***	**63,944**	**32,462**	**13,136**	**1,280**	**37,020**	**12,314**	**1,536**
Changes in Fair Value in 2Q15 from harvested area 2014/15 (ii)	***$ thousands***	**10,491**	**5,287**	**(552)**	**(199)**	**251**	**681**	**(505)**
Total Changes in Fair Value in 6M15 (i+ii)	***$ thousands***	**10,491**	**5,280**	**(597)**	**(139)**	**251**	**681**	**(493)**

The table above shows the gains or losses from crop production generated during 6M15. A total of 189,044 hectares were planted in the 2014/15 crop. As of June 30, 2015, 27,353 hectares pertaining to the 2014/15 crop remained unharvested, but had attained significant biological growth and were therefore valued at fair value (net present value of expected margin reflected in “Changes in Fair Value of Biological Assets” line item in our income statement). As a result of the currently weak spot commodity prices, these hectares generated Changes in Fair Value of essentially zero.

As of June 30, 2015, a total of 161,691 hectares have been successfully harvested. Yields for most of our crops have improved by enhanced operating efficiencies and favorable weather. Harvested crops generated “Changes in Fair Value of Agricultural Produce” of $15.5 million in 6M15 compared to $42.8 million during 6M14. Despite higher productivity, margins were negatively affected by the decrease in commodity prices year-over-year.

9

2Q15

Rice

Rice - Highlights	metric	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Gross Sales	*$ thousands*	20,239	36,857	(45.1%)	48,727	53,342	(8.7%)
Gross Sales of White Rice	*$ thousands*	17,065	31,876	(46.5%)	43,381	42,708	1.6%
	thousand tons (1)	39.7	92.4	(57.1%)	113.3	119.8	(5.4%)
	$ per ton	430	345	24.7%	383	356	7.4%
Gross Sales of By-products	***$ thousands***	3,174	4,980	(36.3%)	5,346	10,634	(49.7%)
Adjusted EBITDA	*$ thousands*	86	2,359	(96%)	6,021	15,291	(60.6%)
Adjusted EBIT	***$ thousands***	**(680)**	**1,543**	**n.a**	**4,460**	**13,619**	**(67.3%)**
Area under production (2)	*hectares*	35,328	36,604	(3.5%)	35,328	36,604	(3.5%)
Rice Mills							
Total Rice Produced	*thousand tons* (1)	22.4	74.0	(69.7%)	75	134	(44.0%)
Ending stock	*thousand tons* (1)	138	99	38.7%	138	99	38.7%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2014/15 and 2013/14 harvest years

Due to the seasonality and growth cycle of the rice crop, most of the margin generated in the 2014/15 harvest was recognized throughout the fourth quarter of 2014 and the first quarter of 2015. Only a nominal portion of the rice crop was harvested in 2Q15, therefore Adjusted EBIT in the quarter is primarily explained by the sales of processed rice and by-products.

Sales for the six-month period ended on June 30, 2015, reached $48.7 million, 8.7% million lower than 6M14, as a result of a postponement of export sales towards the second half of the year.. Adjusted EBIT for 6M15 totaled $4.5 million, $9.2 million or 67.3% lower than 6M14. Weak financial performance is explained by lower rice farm margins reflected in “Changes in Fair Value” resulting from a 9.6% reduction in agricultural yields due to adverse weather conditions. Margins were also negatively affected by higher production costs measured in dollars resulting from the appreciation of the Argentine peso in real terms.

Rice - Changes in Fair Value Breakdown		
6M15	**metric**	**Rice**
2014/15 harvest year		
Total Planted Area Plan	***Hectares***	**35,328**
Planted area in initial growing stages (a)	*Hectares*	-
Planted area with significant biological growth (b)	*Hectares*	-
Area to be planted (c)	*Hectares*	-
Changes in Fair Value 2Q15 from planted area 2014/15 with significant biological growth (i)	***$ thousands***	**-**
Area harvested in previous period (d)	*Hectares*	31,183
Area harvested in current period (d)	*Hectares*	4,145
Changes in Fair Value 6M15 from harvested area in 2014/15 (ii)	***$ thousands***	**3,755**
Total Changes in Fair Value in 6M15 (i+ii)	***$ thousands***	**3,755**

10

adecoagro
2Q15

As shown in the chart above, during 2Q15, we harvested 4,145 hectares, completing the total planted area of 35,328 hectares. Changes in Fair Value during 6M15 totaled $3.8 million, compared to $11.6 million in 6M14. As explained above, this $7.8 million or 67.5% decrease is mainly explained by lower yields.

Dairy

Dairy - Highlights							
	metric	**2Q15**	**2Q14**	**Chg %**	**6M15**	**6M14**	**Chg %**
Gross Sales	*$ thousands* (1)	8,859	6,868	29.0%	16,919	13,943	21.3%
	million liters (2)	19.9	15.5	28.2%	39.4	33.6	17.1%
	$ per liter (3)	0.37	0.38	(4.3%)	0.37	0.37	(1.1%)
Adjusted EBITDA	*$ thousands*	1,717	1,840	(6.7%)	3,404	3,636	(6.4%)
Adjusted EBIT	***$ thousands***	**1,342**	**1,459**	(8.0%)	**2,649**	**2,861**	(7.4%)
Milking Cows	*Average Heads*	6,609	6,295	5.0%	6,577	6,346	3.6%
Cow Productivity	*Liter/Cow/Day*	35.0	32.1	8.9%	34.7	32.8	5.8%
Total Milk Produced	*million liters*	21.0	18.4	14.4%	41.3	37.6	9.7%

(1) Includes (i) $902.4 K from sales of culled cows for 2Q15 and $605.3 K for 2Q14 and (ii) $671.6 K from sales of powdered milk for 2Q15 and $322.4 for 2Q14
(2) 0.7 million and 2.5 million liters of milk were destined towards powdered milk production for 2Q15 and 2Q14, respectively
(3) Sales price reflects the sale of fluid milk

Our focus on operational efficiencies and improved cow management has allowed us to reach optimum levels of cow herd size and productivity. During 2Q15, our milking cow herd grew by 5.0% to 6,609 heads, while productivity per cow per day increased by 8.9%, reaching our target level of 35 liters per cow per day. As a result of these variables, milk production reached 21.0 million liters in 2Q15 and 41.3 million liters in 6M15, marking a 14.4% and 9.7% increase over the same periods of the previous year, respectively.

Gross sales reached $8.9 million in 2Q15 and $16.9 million in 6M15, marking an increase of 29.0% and 21.3%, respectively compared to last year. This was mainly driven by the increase in sales volume both on a quarterly and on a cumulative basis (28.2% and 17.1% increase, respectively) and partially offset by slightly lower prices.

Adjusted EBIT reached $1.3 million in 2Q15 and $2.6 million in 6M15, reflecting an 8.0% and 7.4% decrease, respectively compared to last year. This is explained by the increase in the dollar production costs driven by the appreciation of the Argentine Peso in real terms.

11

adecoagro
2Q15

All Other Segments

All Other Segments - Highlights	metric	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Gross Sales	*$ thousands*	352	446	(21.1%)	662	788	(16.0%)
Adjusted EBITDA	*$ thousands*	129	356	(63.7%)	307	466	(34.1%)
Adjusted EBIT	*$ thousands*	**56**	**251**	**(77.6%)**	**156**	**257**	**(39.2%)**

All Other Segments is comprised of our Cattle and Coffee segments. Our Cattle segment consists of hectares of pastures that are not suitable for crop production and as a result are leased to third parties for cattle grazing activities. Our Coffee segment currently consists of leasing 728 hectares of coffee trees on our Rio de Janeiro farm in Western Bahía, Brazil, to a third party for a 8-year period.

Adjusted EBIT for All Other Segments fell by $0.2 million in 2Q15 and by $0.1 million in 6M15, explained by a reduction in leased area.

Land transformation business

Land transformation - Highlights	metric	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Adjusted EBITDA	*$ thousands*	-	25,575	n.a	-	25,575	n.a
Adjusted EBIT	***$ thousands***	**-**	**25,575**	**n.a**	**-**	**25,575**	**n.a**
Land sold	*Hectares*	-	12,887	n.a	-	12,887	n.a

There were no farm sales during 2Q15. In 2Q14, farm sales generated a $25.6 million gain

Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms and allocate its capital to other farms or projects with higher risk-adjusted returns, thereby enhancing return on invested capital.

12

2Q15

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	**2Q15**	**2Q14**	**Chg %**	**6M15**	**6M14**	**Chg %**
Net Sales [1]	86,118	77,090	11.7%	136,667	125,543	8.9%
Gross Profit Manufacturing Activities	38,443	31,725	21.2%	57,250	50,215	14.0%
Adjusted EBITDA	**41,071**	**35,611**	**15.3%**	**58,997**	**39,422**	**49.7%**
Adjusted EBITDA Margin	47.7%	46.2%	3.2%	43.2%	31.4%	37.5%

(1) Net Sales are calculated as Gross Sales net of sales taxes.

Our Sugar, Ethanol & Energy business delivered solid operational and financial results during 2Q15. From an operational stand point, sugarcane crushing reached 2.9 million tons, 35.9% higher year-over-year. Production was further enhanced by a 6.5% increase in TRS content resulting in a 44.4% increase in total TRS produced.

On the financial side, despite lower sugar and ethanol prices, net sales in 2Q15 grew 11.7% reaching $86.1 million, on account of higher volumes. Adjusted EBITDA in the quarter reached $41.1 million, 15.3% higher than 2Q14. Adjusted EBITDA margin also increased, from 46.2% to 47.7%. Financial performance was primarily driven by: (i) the increase in sugar, ethanol and energy sales volumes, resulting from the increase in production; (ii) a 25.9% increase in sugarcane yields coupled with a 6.5% increase in TRS content, which resulted in a 34.1% increase in TRS per hectare; and (iii) lower production costs driven by fixed cost dilution.

On a cumulative basis, Adjusted EBITDA for 6M15 reached $59.0 million, 49.7% higher year-over-year. In addition to the drivers that explain the quarterly variations, year-to-date performance was enhanced by a $13.9 million gain generated by the mark-to-market of our sugar hedge position, contrasted by a $1.9 million gain in 6M14.

The table below reflects the breakdown of net sales for our Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown [1]									
	$ thousands			**Units**			**($/unit)**		
	2Q15	**2Q14**	**Chg %**	**2Q15**	**2Q14**	**Chg %**	**2Q15**	**2Q14**	**Chg %**
Sugar (tons)	39,333	29,791	32.0%	122,352	75,233	62.6%	321	396	(18.8%)
Ethanol (cubic meters)	29,352	34,012	(13.7%)	76,562	61,809	23.9%	383	550	(30.3%)
Energy (Mwh)	17,433	13,288	31.2%	189,017	105,416	79.3%	92	126	(26.8%)
TOTAL	**86,118**	**77,090**	**11.7%**	**387,930**	**242,458**				
	$ thousands			**Units**			**($/unit)**		
	6M15	**6M14**	**Chg %**	**6M15**	**6M14**	**Chg %**	**6M15**	**6M14**	**Chg %**
Sugar (tons)	53,148	42,726	24.4%	157,343	109,479	43.7%	338	390	(13.4%)
Ethanol (cubic meters)	64,414	66,456	(3.1%)	155,985	119,777	30.2%	413	555	(25.6%)
Energy (Mwh)	19,105	16,361	16.8%	206,201	120,673	70.9%	93	136	(31.7%)
TOTAL	**136,667**	**125,543**	**8.9%**	**519,529**	**349,929**				

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

In 2Q15, total net sales stood at $86.1 million, 11.7% above that of 2Q14. Sales were negatively affected by lower sugar, ethanol and energy prices measured in dollar terms, but more than offset by a significant increase in sales volumes. Sugar and energy volumes increased by 62.6% and 79.3% in 2Q15, thanks to the increase in milling and growth in production. Ethanol volumes only increased by 23.9%, since as of June 2015 we decided to stockpile ethanol for a carry trade instead of selling in the spot market.

13

adecoagro
2Q15

Ethanol prices experienced their seasonal downward trend, driven by the commencement of the Brazilian Center-South harvest and growth in ethanol supply. Hydrous and anhydrous prices denominated in local currency have decreased by 1.3% and 3.0% respectively, compared to last year. This is explained by the growth in ethanol supply as mills have been maximizing ethanol production because of its higher relative price and shorter cash conversion cycle. In the case of sugar, prices during 2Q15 averaged 12.4 US cents/lb, 28% lower than 2Q14 and 12% lower than 1Q15. Energy started the quarter trading at the ceiling price of 388 BRL/MWh and finished the quarter at 369 BRL/MWh, due to the return of rains. As a result of the above, coupled with the depreciation of the Brazilian Real, our realized sugar, ethanol and energy prices in US dollars were 18.8%, 30.3% and 26.8% lower year-over-year.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Milling Cluster	*tons*	2,531,032	1,770,609	42.9%	2,991,156	1,812,873	65.0%
Milling UMA	*tons*	389,855	379,220	2.8%	389,855	379,220	2.8%
Milling Total	***tons***	**2,920,887**	**2,149,829**	**35.9%**	**3,381,011**	**2,192,092**	**54.2%**
Own sugarcane	*%*	90.2%	92.2%	(2.2%)	91.3%	92.3%	(1.1%)
Sugar mix in production	*%*	48.3%	44.7%	8.1%	47.9%	44.1%	8.8%
Ethanol mix in production	*%*	51.7%	55.3%	(6.5%)	52.1%	55.9%	(6.9%)
Exported energy per ton crushed	*KWh/ton*	64.7	49.0	32.0%	61.6	54.9	12.2%

A total of 2.5 million tons of sugarcane were milled at our cluster in Mato Grosso do Sul during 2Q15, 42.9% more than the previous year, while Usina Monte Alegre milled 0.4 million tons, 2.8% above 2Q14. Owned sugarcane supply accounted for 90.2% of total cane milled during 2Q15.

In terms of production mix, 51.7% of the sugar content (TRS) was directed towards ethanol production and 48.3% towards sugar. Our mix favored ethanol since it offered higher relative prices and margins in the period. The ethanol mix was lower year-over-year because the distillery at the Ivinhema mill was being expanded and thus not able operate at full capacity during the quarter.

Regarding Cogeneration, exports to the grid reached 189,017 MWh in 2Q15, 79.3% higher than 2Q14 and 70.9% higher on a year-to-date basis. This growth is the result of the higher volume of cane crushed and enhanced operational efficiencies. Our cogeneration efficiency ratio, measured in kilowatts exported per ton of sugarcane crushed, increased by 33.3%, from 48.9 to 65.2 KWh/ton.

Agricultural Produce - Productive Indicators							
	metric	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Harvested own sugarcane	*thousand tons*	2,634,592	2,145,783	22.8%	3,223,602	2,327,252	38.5%
Harvested area	*Hectares*	26,280	24,905	5.5%	32,995	25,528	29.2%
Yield	*tons/hectare*	100.2	79.6	25.9%	98.7	79.3	24.5%
TRS content	*kg/ton*	128.7	120.8	6.5%	127.0	120.4	5.5%
TRS per hectare	*kg/hectare*	12,896	9,616	34.1%	12,535	9,548	31.3%
Mechanized harvest	*%*	98.0%	96.0%	2.1%	98.0%	96.2%	1.9%

14

adecoagro
2Q15

The table above shows operational indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested, and then transferred to our mills for processing.

In 2Q15, our sugarcane yields experienced a 25.9% increase compared to 2Q14, reaching a record of 100.2 tons per hectare. In addition, TRS content in sugarcane also expanded by 6.5%, reaching 128.7 kg/ton. As a result of these two factors, TRS per hectare increased by 34.1%. This productivity growth was the result of favorable weather conditions coupled with enhancements in our agricultural operations. Some examples include: (i) the effective implementation of pest controls; (ii) the selection of specific cane varieties for the region; (iii) the extension of the sugarcane growth cycle; (iv) the implementation of GPS controlled auto pilot in planters and combines; and (v) the timely renewal of sugarcane plantation.

Considering that sugarcane production represents roughly 70% of sugar and ethanol production costs, coupled with the fact that approximately 85% of total costs are fixed, attaining high agricultural productivity is a key driver to be a low cost producer.

Sugar, Ethanol & Energy - Changes in Fair Value						
	2Q15			2Q14		
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(a) Sugarcane plantations at begining of period	251,241	125,895	1,996	244,966	104,897	2,335
(b) Planting investment (1)	14,575	2,216	5,335	31,272	9,938	3,147
(c) Increase due to purchases	-	-	-	-		
(d) Exchange difference	8,660			7,215		
(e) Sugarcane w/ significant biological growth at end of period	280,344	122,398	2,290	283,494	110,822	2,558
Changes in Fair Value of Biological Assets (e) - [(a) + (b) + (c) + (d)]	**5,867**			**41**		
Agricultural produce						
	$	**Tons**	**$/ton**	**$**	**Tons**	**$/ton**
(a) Harvested own sugarcane (2)(3)	52,558	2,671,790	19.7	53,940	2,145,783	25.14
(b) Crop maintenance costs	(8,937)		(3.3)	(13,553)		(6.3)
(c) Leasing Costs	(9,403)		(3.5)	(10,052)		(4.7)
(d) Harvest costs	(37,532)		(14.0)	(39,134)		(18.2)
Changes in Fair Value of Agricultural Produce (a) + (b) + (c) + (d)	**(3,314)**			**(8,800)**		
Total Changes in Fair Value	**2,553**			**(8,758)**		

(1) Sugarcane planting area includes $2,753 for work-in-progress planting activities over 1,508 hectares in 2015.
(2) Sugarcane transfer prices are set by Consecana Index, which is the Council of Sugarcane, Sugar and Ethanol Producers in the State of São Paulo.
(3) $ and $/ton values includes 99,296 tons of sugarcane seed for planting in 2015 and 139,983 tons in 2014.

In 2Q15, Changes in Fair Value of Biological Assets (unrealized) showed a $5.9 million gain, compared to practically nil in 2Q14. The year-over-year growth was primarily the result of an increase in the fair value of our sugarcane plantation, from an average of $1,996 per hectare at the beginning of 2 Q15 to $2,290 per hectare at the end of the period. The increase in per hectare value is explained by the higher sugarcane yields in the current season and upcoming years.

Changes in Fair Value of Agricultural Produce (realized) in 2Q15 was negative $3.3 million compared to negative $8.8 million in 2Q14. As we increased the size of our plantation, attained economies of scale, and enhanced production efficiencies in our cluster, we managed to obtain operational leverage and dilute costs. As a result, sugarcane production costs, including crop maintenance, land leasing, and harvest in dollars per ton have decreased 29.3% year-over-year, generating a 48.4% increase in Changes in Fair Value of Agricultural

15

adecoagro
2Q15

Produce for the quarter. Total Changes in Fair Value of Biological Assets and Agricultural Produce in 2Q15 reached $2.5 million, compared to an $8.8 million loss in 2Q14.

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking in margins with the aim to stabilize profits and cash flows.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both sales invoiced/delivered and fixed-price forwards and futures contracts).

Total Volume and Average Prices

Farming	Country	Volume (thousand tons)	Local Sale Price FAS $/ton	Local Sale Price FOB cts/bushel (1)
2014/15 Harvest Year				
Soybean	Argentina	179.7	269	1,210
	Brazil	22.5	338	1,151
	Uruguay	8.0	369	1,169
Corn	Argentina	187.0	152	528
	Uruguay	0.5	150	432
Wheat	Argentina	30.1	180	687
	Uruguay	2.0	163	499
2015/16 Harvest Year				
Soybean	Argentina	165.4	205	1,006
	Brazil	-	-	-
	Uruguay	-	-	-
Corn	Argentina	141.4	109	436
	Brazil	-	-	-
	Uruguay	-	-	-
Cotton	Argentina	-	-	-
	Brazil	0.5	1,565	71

Sugar, Ethanol & Energy	Country	Volume (thousands)	Local Sale price FCA $/unit	Local Sale price FOB cts/lb (1)
2014/15 Harvest Year				
VHP Sugar	Brazil	337.4	374	17
Ethanol (2)	Brazil	299.8	468	-
Energy (MWh) (3)	Brazil	442.7	133	-
2015/16 Harvest Year				
VHP Sugar	Brazil	390.5	343	15.5
Ethanol (2)	Brazil	73.3	435	-
Energy (MWh) (3)	Brazil	504.3	91	-
2016/17 Harvest Year				
VHP Sugar	Brazil	114.9	325	14.6
Ethanol (2)	Brazil	-	-	-
Energy (MWh) (3)	Brazil	323.4	80	-

(1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).

(2) Ethanol prices are net of PIS/COFINS, ICMS and INSS

(3) Considers exchange rate of BRL/USD 3.10

The table below summarizes the results generated by Adecoagro's derivative positions in 2Q15 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

16

adecoagro
2Q15

Gain/Loss from derivative instruments

Farming	Open hedge positions [1] (thousand tons)	2015 Gains/(Losses) (thousands $) Unrealized	Realized	Total 2015	Gains/(Losses) Booked in previous years (thousands $)	Gains/(Losses) Harvest Year (thousands $)
2013/14 Harvest Year						
Soybean	-	-	30	30	(4,140)	(4,110)
Corn	-	-	520	520	6,028	6,548
Wheat	-	-	-	-	(248)	(248)
Cotton	-	-	-	-	(111)	(111)
Coffee	-	-	-	-	203	203
Total	**-**	**-**	**550**	**550**	**1,732**	**2,282**
2014/15 Harvest Year						
Soybean	78	(1,631)	4,882	3,251	2,422	5,673
Corn	123	(1,573)	2,778	1,205	6,342	7,548
Wheat	(1)	(25)	366	341	(552)	(210)
Total	**200**	**(3,228)**	**8,027**	**4,798**	**8,212**	**13,010**
2015/16 Harvest Year						
Soybean	165	(4,168)	1,235	(2,933)	(326)	(3,259)
Corn	141	(2,165)	614	(1,551)	(588)	(2,140)
Total	**307**	**(6,333)**	**1,848**	**(4,484)**	**(914)**	**(5,399)**
Subtotal Farming (i)	**507**	**(9,561)**	**10,425**	**864**	**9,030**	**9,894**

Sugar, Ethanol & Energy	Open hedge positions [1] (thousand tons)	2015 Gains/(Losses) (thousands $) Unrealized	Realized	Total 2015	Gains/(Losses) Booked in previous years (thousands $)	Gains/(Losses) Harvest Year (thousands $)
2014/15 Harvest Year						
Sugar	7	152	(154)	(3)	8,442	8,439
Ethanol	-	-	-	-	-	-
Total	**-**	**152**	**(154)**	**(3)**	**8,442**	**8,439**
2015/16 Harvest Year						
Sugar	123	2,997	8,994	11,991	6,860	18,851
Ethanol	4	9	53	63	-	63
Total	**126**	**3,007**	**9,047**	**12,054**	**6,860**	**18,914**
2016/17 Harvest Year						
Sugar [2]	115	1,820	-	1,820	-	1,820
Ethanol	-	-	-		-	-
Total	**115**	**1,820**	**-**	**1,820**	**-**	**1,820**
Subtotal Sugar, Ethanol and Energy (ii)	**241**	**4,978**	**8,893**	**13,871**	**15,302**	**29,173**
Total (i+ii)	**748**	**(4,583)**	**19,318**	**14,735**	**24,332**	**39,067**

17

adecoagro
2Q15

Corporate Expenses

Corporate Expenses						
$ thousands	**2Q15**	**2Q14**	**Chg %**	**6M15**	**6M14**	**Chg %**
Corporate Expenses	(4,242)	(4,579)	(7.4%)	(9,439)	(9,547)	(1.1%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others.

Corporate expenses in 2Q15 reached $4.2 million, 7.4% lower than the 2Q14. Year-to-date, corporate expenses were $9.4 million, 1.1% lower than the previous year. The decrease is mainly explained by cost reduction initiatives and partially offset by the appreciation of the Argentine Peso in real terms.

Other Operating Income

Other Operating Income						
$ thousands	**2Q15**	**2Q14**	**Chg %**	**6M15**	**6M14**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	(6,384)	8,392	-	14,735	(3,208)	-
Gain/(Loss) from forward contracts	30	2,195	(98.6%)	1	(132)	-
Gain from disposal of other property items	487	255	91.2%	880	606	45%
Other	(160)	344	-	(9)	350	-
Total	**(6,018)**	**11,185**	**-**	**15,607**	**(2,385)**	**-**

Other Operating Income in 2Q15 reported a loss of $6.0 million, compared to a gain of $11.2 million in 2Q14. The decrease is primarily explained by the losses resulting from the mark-to-market of our commodity hedge position. By the end of the quarter, soybean, corn and wheat prices rallied between 15% and 20% from mid-June lows resulting in a $6.4 million unrealized mark-to-market loss. The increase in commodity prices materialized when USDA reported lower than expected U.S. stocks. Also, excess rains led the market to adjust its expectations in respect of planted area as well as yields. For more information on this regard, please see commodity hedge details on page 17.

On a year-to-date basis, Other Operating Income stands at a gain of $15.6 million, compared to a $2.4 million loss.

18

adecoagro
2Q15

Financial Results

Financial Results						
$ thousands	**2Q15**	**2Q14**	**Chg %**	**6M15**	**6M14**	**Chg %**
Interest Expenses, net	(9,098)	(13,200)	(31.1%)	(19,245)	(24,416)	(21.2%)
Cash Flow Hedge - Transfer from Equity	(8,218)	(4,364)	88.3%	(7,754)	(4,609)	68.2%
FX Gain/(Loss), net	4,041	434	831.1%	(9,653)	(3,268)	195.4%
Gain/(Loss) from derivative financial Instruments	344	128	168.8%	570	720	(20.8%)
Taxes	(752)	(1,211)	(37.9%)	(1,457)	(1,954)	(25.4%)
Other Expenses, net	(759)	(493)	54.0%	(1,395)	(1,352)	3.2%
Total Financial Results	**(14,442)**	**(18,706)**	(22.8%)	**(38,934)**	**(34,879)**	11.6%

In 2Q15 we booked a financial loss of $14.4 million, compared to a loss of $18.7 million in 2Q14. The $4.3 million decrease in financial loss is mainly explained by:

(i) a $4.1 million or 31.1% decrease in interest expenses mainly as a result of the 40.9% devaluation of the Brazilian Real between June 2014 and June 2015 coupled with lower cost of debt in our Brazilian operations.

(ii) a $3.6 million foreign exchange gain resulting from the 3.3% appreciation of the Brazilian Real during 2Q15 compared to a 2.7% appreciation in 2Q14;

(iii) offset by a $3.9 million increase in losses derived from “Cash Flow Hedge – Transfer from Equity”, which reflects the effect of the accumulated depreciation of the Brazilian Real and Argentine Peso, since the adoption of cash flow hedge (July 1, 2014), in respect of our dollar denominated debt. Cash flow hedge gains or losses are reclassified from equity to profit or loss proportionally to the amortization schedule of each loan. The higher loss in 2Q15 compared to 2Q14 is explained by the acceleration of local currency devaluation and a larger dollar denominated debt amortization.

19

2Q15

Indebtedness

Net Debt Breakdown			
$ thousands	**2Q15**	**1Q15**	**Chg %**
Farming	**108,793**	**108,106**	**0.6%**
Short term Debt	81,022	68,824	17.7%
Long term Debt	27,772	39,282	(29.3%)
Sugar, Ethanol & Energy	**676,254**	**669,731**	**1.0%**
Short term Debt	149,349	124,317	20.1%
Long term Debt	526,905	545,414	(3.4%)
Total Short term Debt	**230,371**	**193,141**	**19.3%**
Total Long term Debt	**554,677**	**584,696**	**(5.1%)**
Gross Debt	**785,047**	**777,837**	**0.9%**
Cash & Equivalents	163,466	198,279	(17.6%)
Net Debt	**621,581**	**579,558**	**7.3%**

As of June 30, 2015, Adecoagro's gross indebtedness was $785.0 million, 0.9% higher than the previous quarter.

In the Farming business, debt remained essentially the same quarter-over-quarter. In the Sugar, Ethanol and Energy business, outstanding debt increased by $6.5 million reaching $676.3 million, primarily for working capital.

Cash and equivalents as of June 30, 2015 stood at $163.5 million, 17.6% lower than as of March 31, 2015.

As a result of the increase in outstanding debt and the reduction in cash, net debt during 2Q15 increased by 7.3% compared to 1Q15 reaching a total amount of $621.6 million.


Brazilian Reals
US Dollars
Argentine Pesos
2%
36%
62%


29%
71%
Short term
Long Term

20

adecoagro
2Q15

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Farming & Land Transformation	**1,131**	**1,621**	**(30.2%)**	**7,311**	**3,585**	**103.9%**
Land Acquisitions	-	-	-	-	-	-
Land Transformation	558	734	(23.9%)	4,938	1,010	388.8%
Rice Mill	161	37	333.2%	400	461	(13.1%)
Dairy Free Stall Unit	106	167	(36.5%)	242	792	(69.5%)
Others	305	683	(55.3%)	1,731	1,323	30.8%
Sugar, Ethanol & Energy	**31,953**	**48,393**	**(34.0%)**	**88,769**	**184,254**	**(51.8%)**
Sugar & Ethanol Mills	16,249	16,738	(2.9%)	62,989	127,399	(50.6%)
Sugarcane Planting	15,704	31,655	(50.4%)	25,780	56,855	(54.7%)
Total	**33,084**	**50,013**	**(33.9%)**	**96,080**	**187,840**	**(48.8%)**

Adecoagro's capital expenditures during 2Q15 totaled $33.1 million, 33.9% lower than 2Q14. Year-to-date, capital expenditures stand at $96.1 million, marking a 48.8% decrease over the same period of the previous year.

Regarding the Farming and Land Transformation businesses, total capital expenditures during 2Q15 reached $1.1 million, 30.2% lower than 2Q14. On a year-to-date basis, capex in the business increased from $3.6 million to $7.3 million. This increase is mainly related to land transformation developments. The most relevant project is the construction of a reservoir for irrigation in our Ita Caabo farm, which will allow us to expand our rice production area by 6,000 hectares.

In the Sugar, Ethanol & Energy business, capital expenditures during 2Q15 totaled $88.8 million, $95.5 million or 51.8% lower year-over-year. The reduction in capex is explained by the completion of the Ivinhema mill, which we began building in March 2012, and has now reached full nominal crushing capacity of 5.0 million tons of sugarcane.

Consolidated capex spending is expected to slowdown in 2015 due to the completion of the sugarcane cluster, and is expected to reach between $140 and $160 million. As of today, no major growth capex has been committed for 2016, therefore it will consist primarily of maintenance related to the Sugar, Ethanol & Energy business.

21

2Q15

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**2Q15**	**2Q14**	**% Chg**	**2Q15**	**2Q14**	**% Chg**
Soybean	*tons*	149,946	86,633	73.1%	30,587	21,810	40.2%
Corn	*tons*	52,877	98,163	(46.1%)	4,302	16,577	(74.0%)
Wheat	*tons*	52,280	18,095	188.9%	4,194	3,515	19.3%
Sunflower	*tons*	5,089	11,282	(54.9%)	1,983	4,257	(53.4%)
Cotton lint	*tons*	1,503	1,508	(0.4%)	1,496	1,491	0.4%
Rough Rice	*tons*	137,799	104,877	31.4%	31,963	27,238	17.3%
Sugar	*tons*	87,399	56,910	53.6%	16,252	14,465	12.4%
Ethanol	*m3*	66,361	39,570	67.7%	23,538	21,052	11.8%
Total					**114,315**	**110,405**	**3.5%**

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 2Q15 and 2Q14 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

22

232Q15This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.Forward-looking Statements adecoagro
2Q15

Appendix

Market Outlook


Soft Commodity Prices
(30-06-2014=100)
110
100
90
80
70
60
50
30/06/2014
31/07/2014
31/08/2014
30/09/2014
31/10/2014
30/11/2014
31/12/2014
31/01/2015
28/02/2015
31/03/2015
30/04/2015
31/05/2015
30/06/2015
31/07/2015
Soybean
Corn
Wheat
Cotton
Sugar

Corn:

The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 3.66 in 2Q15, 5.2% lower than 1Q15, when the closing price averaged US$/bu 3.85. 2Q14 prices averaged USD/bu 4.79, 23.6% higher than 2Q15.

Corn prices traded lower most of the quarter pressured by good US crop conditions and big old crop stocks. However, excess rains and lower than expected quarterly stocks provided bullish support at the end of the quarter and prices rallied 20% from mid-June lows. USDA's quarterly stocks came out on June 30, with stocks in all positions estimated at 4.447 billion bushels versus 3.852 billion bushels a year ago and 7.745 billion reported on March 31. As for the new crop, plantings were reported at 88.9 million acres, down from 90.6 million acres planted a year ago. In addition, on July 10th, USDA published their monthly World Agricultural Supply and Demand Estimates, with 2015/16´s US and World ending stocks slightly lower versus previous month and a year ago. US ending stocks were reported at 1.599 billion bushels, down from 1.771 a month ago and 1.779 Year-over-Year. World ending stocks were reported at 190 million tons, down from 195.2 a month ago and 194 Year-over-Year. Finally, according to the USDA, 2015/16 stock-to-use ratio will likely decrease 0.7% Year-over-Year, to 19.2%, but still the second highest level in more than ten years.

24

252Q15Soybean:The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 9.65 in 2Q15, 2.6% lower than 1Q15, when the closing price averaged US$/bu 9.90. 2Q14 prices averaged USD/bu 14.70, 34.4% higher than 2Q15.Soybeans prices traded lower most of the quarter pressured by good US crop outlook. However, excess rains have slowed planting, providing concerns on final area and yield. In addition, lower than expected quarterly stocks provided more bullish support at the end of the quarter and prices rallied 16% from mid-June lows. USDA’s quarterly stocks came out on June 30, with stocks in all positions estimated at 0.625 billion bushels versus 0.405 billion bushels a year ago and 1.334 billion reported on March 31. As for the new crop, planting intentions were reported at 85.14 million acres, up from 84.8 million acres planted a year ago and historical high. However, USDA said it would resurvey bean area and publish the results in August. In addition, on July 10th, USDA published their monthly World Agricultural Supply and Demand Estimates, with 2015/16´s US ending stocks reported at 0.425 billion bushels, down from 0.475 a month ago but up from 0.255 a year ago. World ending stocks were reported at 91.8 million tons, down from 93.2 a month ago and up from 81.7 a year ago. Finally, according to the USDA, 2015/16 stock-to-use ratio will likely increase 2.4%, to 30%, the highest level in more than ten years.Wheat:The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 5.04 in 2Q15, 3.8% lower than 1Q15, when the closing price averaged US$/bu 5.23. 2Q14 prices averaged USD/bu 6.53, 29.6% higher than 2Q15.USDA’s quarterly stocks came out on June 30, with stocks in all positions estimated at 0.753 billion bushels versus 0.59 billion bushels a year ago and 0.684 billion reported on March 31. As for the new crop, planting intentions were reported at 56.08 million acres, down from 56.82 million acres planted a year ago. In addition, on July 10th, USDA published their monthly World Agricultural Supply and Demand Estimates, with 2015/16´s US ending stocks reported at 0.842 billion bushels, up from 0.814 a month ago and 0.753 a year ago. World ending stocks were reported at 219.8 million tons, up from 202.4 a month ago and 212.1 a year ago. Finally, according to the USDA, 2015/16 stock-to-use ratio will likely increase 0.8%, to 30.9%, the highest level in more than ten years.Rice:In Thailand, rice prices fell again between 2% and 3% according to the categories. The 25% broken rice prices were particularly down due to the strong competition among Asian exporters, who try to get contracts in the Philippine market. The Thai government should offer 1Mt of public stocks, but it is unlikely that it manages to sell all for human consumption, because of the grains’ degraded quality. Thai exports accuse a delay of 5% compared to last year's same period. But forecasts remain optimistic that foreign sales could reach about 11 Mt in 2015.In Vietnam, foreign prices slightly decreased. Exports were reactivated in June to 600,000 tons against 525,000 tons in May. The accumulated delay would be of 10% compared to the same period in last year. In the coming weeks, Vietnam counts on the increase of Philippine demand to keep its exports active. But the competition will remain strong since all exporters have large surpluses. In June, the Viet 5% was stable at $ 350/ton.

262Q15In India, unlike other Asian markets, export prices remained high, fueled by the appreciation of domestic prices. In contrast, exports had little progress. Basmati rice market goes through a difficult year due to the temporary interruption of Iranian imports. Sales of Basmati to this country could restart only in a few months. The sales of non-aromatic rice could also decline if import restrictions are confirmed by Nigeria. In June, the Indian rice increased 5% to $ 380/ton.In Pakistan, export prices began to stabilize after a quarter with consecutive increases. Exports have slowed down again and surpluses remain high. Exporters have requested support from the government to sell some of the surplus. Anyway export prospects remain optimistic in 2015 to 3.8 Mt against 3.7 Mt in 2014.In the United States, export prices decreased by more than 3% in one month. The stiff competition in traditional markets of Central America weighs on US prices. However, exports were more active in June, reaching 375,000 tons against 295,000 tons in May, 1.5% more compared to last year's same period. The indicative price for the Long Grain 2/4 decreased to $ 465/ton.In South America, the FOB average price for high-quality milled rice was $485 per ton during 2Q15, compared to an average of $590 in 2Q14 and $540 in 1Q15.Sugar:Raw sugar prices continued to collapse in 2Q15, settling as low as at 11.12 cl/lb on the 19th June 2015, the lowest price level since December 2008. Prices in 2Q15 were in average 12.44 c/lb, 28% lower when compared to the same period last year, and 12% lower than prices in 1Q15. After the decline in the end of March, sugar prices recovered and stabilized around 13.00 from April until mid-May. This short lived rally was driven by funds shifting from a record short to a small long position, a stronger BRL, healthy demand for ethanol in Brazil and the strengthening changes of El Nino happening this year. However, fundamentals weighted once again. Sugar outputs in Thailand and India surprised on the upside, with new forthcoming crops looking strong again. China imports disappointed this year due to local government imposing import licenses. At the same time, the weather in Center South Brazil was good for cane crushing and crop developed well during the period. As a result, funds moved again to record net short position pressuring prices to 6 and half years low.Ethanol:Ethanol prices started its seasonal downward trend, driven by the start of the Brazilian Center-South harvest and the increase of the availability of ethanol in the market. Compared to the same period last year, both hydrous and anhydrous price were traded lower, 1.3% and 3.0% respectively, which is explained by the higher quantity of sugarcane diverted towards ethanol production versus 2014. According to UNICA, ethanol consumption during 2Q15 was 17.2% higher YoY and 3.8% higher than previous quarter. This increase was driven by a 41.2% YoY increase in hydrous demand, which was boosted after the changes in the gasoline price and taxes.Energy:Energy spot price in the Southeast region throughout the 2Q14 was 1,74% below the 1Q15, but it is still higher than the historical average. In April, energy prices were at the ceiling (388,48 BRL/MWh), but dropped in May and June, reaching 387 BRL/MWh and 369 BRL/MWh respectively. For the following months our expectation is prices lower than the first two quarters, due to the rain and specially the demand reduction. However, prices should remain above the historical average, as the level of the Southeast reservoirs is currently 36.1%, while in the same period of 2014 it was 36,3%.

272Q15We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”.We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”.We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets, foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.Segment Information - Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

adecoagro

2Q15

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	354	20,200	671	352	21,577	92,397	-	-	113,974
Cost of manufactured products sold and services rendered	(262)	(17,037)	(716)	(145)	(18,160)	(53,954)	-	-	(72,114)
Gross Profit from Manufacturing Activities	**92**	**3,163**	**(45)**	**207**	**3,417**	**38,443**	**-**	**-**	**41,860**
Sales of agricultural produce and biological assets	48,725	39	8,188	-	56,952	-	-	-	56,952
Cost of agricultural produce and biological assets	(48,725)	(39)	(8,188)	-	(56,952)	-	-	-	(56,952)
Initial recog. and changes in FV of BA and agricultural produce	6,469	(962)	2,223	(1)	7,729	2,553	-	-	10,282
Gain from changes in NRV of agricultural produce after harvest	4,060	-	-	-	4,060	-	-	-	4,060
Gross Profit from Agricultural Activities	**10,529**	**(962)**	**2,223**	**(1)**	**11,789**	**2,553**	**-**	**-**	**14,342**
Gross Margin Before Operating Expenses	**10,621**	**2,201**	**2,178**	**206**	**15,206**	**40,996**	**-**	**-**	**56,202**
General and administrative expenses	(389)	(531)	(377)	(22)	(1,319)	(5,731)	-	(4,417)	(11,467)
Selling expenses	(1,949)	(2,472)	(181)	(6)	(4,608)	(13,127)	-	(42)	(17,777)
Other operating income, net	(7,482)	122	(278)	(1)	(7,639)	1,404	-	217	(6,018)
Share of gain/(loss) of joint ventures	(592)	-	-	-	(592)	-	-	-	(592)
Profit from Operations Before Financing and Taxation	**209**	**(680)**	**1,342**	**177**	**1,048**	**23,542**	**-**	**(4,242)**	**20,348**
Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	(121)	(121)	(5,866)	-	-	(5,987)
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**209**	**(680)**	**1,342**	**56**	**927**	**17,676**	**-**	**(4,242)**	**14,361**
(-) Depreciation PPE	483	766	375	73	1,697	23,395	-	-	25,092
Adjusted EBITDA	**692**	**86**	**1,717**	**129**	**2,624**	**41,071**	**-**	**(4,242)**	**39,453**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**39,453**
(+) Initial recog. and changes in F.V. of BA (unrealized)									5,987
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(25,092)
(+) Financial result, net									(14,442)
(+) Income Tax (Charge)/Benefit									(4,571)
Profit/(Loss) for the Period									**1,335**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q14

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	33	36,543	322	446	37,344	83,582	-	-	120,926
Cost of manufactured products sold and services rendered	0	(27,561)	(322)	(15)	(27,898)	(51,857)	-	-	(79,755)
Gross Profit from Manufacturing Activities	**33**	**8,982**	**0**	**431**	**9,446**	**31,725**	**-**	**-**	**41,171**
Sales of agricultural produce and biological assets	76,244	314	6,546	-	83,104	-	-	-	83,104
Cost of agricultural produce and biological assets	(76,244)	(314)	(6,546)	-	(83,104)	-	-	-	(83,104)
Initial recog. and changes in FV of BA and agricultural produce	8,782	(958)	1,958	(108)	9,674	(8,759)	-	-	915
Gain from changes in NRV of agricultural produce after harvest	(2,565)	-	-	-	(2,565)	-	-	-	(2,565)
Gross Profit from Agricultural Activities	**6,217**	**(958)**	**1,958**	**(108)**	**7,109**	**(8,759)**	**-**	**-**	**(1,650)**
Margin Before Operating Expenses	**6,250**	**8,024**	**1,958**	**323**	**16,555**	**22,966**	**-**	**-**	**39,521**
General and administrative expenses	(1,103)	(790)	(383)	(49)	(2,325)	(6,422)	-	(4,107)	(12,854)
Selling expenses	(1,307)	(5,743)	(117)	(9)	(7,176)	(12,070)	-	(511)	(19,757)
Other operating income, net	7,258	52	1	(14)	7,297	3,850	-	39	11,186
Share of gain/(loss) of joint ventures	(6)	-	-	-	(6)	-	-	-	(6)
Profit from Operations Before Financing and Taxation	**11,092**	**1,543**	**1,459**	**251**	**14,345**	**8,324**	**-**	**(4,579)**	**18,090**
Profit from discontinued operations (unrealized)	-	-	-	-	-	-	-	-	-
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	0	0	(42)	-	-	(42)
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	25,575	-	25,575
Adjusted EBIT	**11,092**	**1,543**	**1,459**	**251**	**14,345**	**8,282**	**25,575**	**(4,579)**	**43,623**
(-) Depreciation PPE	548	816	381	105	1,850	27,329	-	-	29,179
Adjusted EBITDA	**11,640**	**2,359**	**1,840**	**356**	**16,195**	**35,611**	**25,575**	**(4,579)**	**72,802**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**72,802**
(+) Initial recog. and changes in F.V. of BA (unrealized)									42
Reserve from the sale of minority interests in subsidiaries									(25,575)
(+) Depreciation PPE									(29,179)
(+) Financial result, net									(18,706)
(+) Income Tax (Charge)/Benefit									2,068
Profit/(Loss) for the Period									**1,452**

28

2Q15

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	431	48,679	754	662	50,526	147,928	-	-	198,454
Cost of manufactured products sold and services rendered	(262)	(40,193)	(884)	(331)	(41,670)	(90,678)	-	-	(132,348)
Gross Profit from Manufacturing Activities	**169**	**8,486**	**(130)**	**331**	**8,856**	**57,250**	**-**	**-**	**66,106**
Sales of agricultural produce and biological assets	70,477	48	16,165	-	86,690	-	-	-	86,690
Cost of agricultural produce and biological assets	(70,477)	(48)	(16,165)	-	(86,690)	-	-	-	(86,690)
Initial recog. and changes in FV of BA and agricultural produce	15,473	3,755	4,178	(2)	23,404	10,544	-	-	33,948
Gain from changes in NRV of agricultural produce after harvest	3,898	-	-	-	3,898	-	-	-	3,898
Gross Profit from Agricultural Activities	**19,371**	**3,755**	**4,178**	**(2)**	**27,302**	**10,544**	**-**	**-**	**37,846**
Gross Margin Before Operating Expenses	**19,540**	**12,241**	**4,048**	**329**	**36,158**	**67,794**	**-**	**-**	**103,952**
General and administrative expenses	(1,792)	(1,618)	(747)	(41)	(4,198)	(10,152)	-	(9,135)	(23,485)
Selling expenses	(2,751)	(6,763)	(346)	(13)	(9,873)	(20,633)	-	(526)	(31,032)
Other operating income, net	1,480	601	(306)	1	1,776	13,609	-	222	15,607
Share of gain/(loss) of joint ventures	(1,470)	-	-	-	(1,470)	-	-	-	(1,470)
Profit from Operations Before Financing and Taxation	**15,007**	**4,461**	**2,649**	**276**	**22,393**	**50,618**	**-**	**(9,439)**	**63,572**
Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	(120)	(120)	(18,147)	-	-	(18,267)
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**15,007**	**4,461**	**2,649**	**156**	**22,273**	**32,471**	**-**	**(9,439)**	**45,305**
(-) Depreciation PPE	976	1,561	755	151	3,443	26,526	-	-	29,969
Adjusted EBITDA	**15,983**	**6,022**	**3,404**	**307**	**25,716**	**58,997**	**-**	**(9,439)**	**75,274**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**75,274**
(+) Initial recog. and changes in F.V. of BA (unrealized)									18,267
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(29,969)
(+) Financial result, net									(38,934)
(+) Income Tax (Charge)/Benefit									(9,542)
Profit/(Loss) for the Period									**15,096**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M14

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	117	51,883	322	788	53,110	136,627	-	-	189,737
Cost of manufactured products sold and services rendered	-	(39,328)	(322)	(33)	(39,683)	(86,412)	-	-	(126,095)
Gross Profit from Manufacturing Activities	**117**	**12,555**	**-**	**755**	**13,427**	**50,215**	**-**	**-**	**63,642**
Sales of agricultural produce and biological assets	98,341	1,460	13,621	-	113,422	-	-	-	113,422
Cost of agricultural produce and biological assets	(98,341)	(1,460)	(13,621)	-	(113,422)	-	-	-	(113,422)
Initial recog. and changes in FV of BA and agricultural produce	42,871	11,557	3,890	(386)	57,932	(18,072)	-	-	39,860
Gain from changes in NRV of agricultural produce after harvest	(1,704)	-	-	-	(1,704)	-	-	-	(1,704)
Gross Profit from Agricultural Activities	**41,167**	**11,557**	**3,890**	**(386)**	**56,228**	**(18,072)**	**-**	**-**	**38,156**
Gross Margin Before Operating Expenses	**41,284**	**24,112**	**3,890**	**369**	**69,655**	**32,143**	**-**	**-**	**101,798**
General and administrative expenses	(2,083)	(1,602)	(777)	(84)	(4,546)	(10,132)	-	(8,956)	(23,634)
Selling expenses	(2,029)	(9,126)	(272)	(13)	(11,440)	(19,225)	-	(728)	(31,393)
Other operating income, net	(5,245)	235	20	(15)	(5,005)	2,484	-	137	(2,384)
Share of gain/(loss) of joint ventures	(231)	-	-	-	(231)	-	-	-	(231)
Profit from Operations Before Financing and Taxation	**31,696**	**13,619**	**2,861**	**257**	**48,433**	**5,270**	**-**	**(9,547)**	**44,156**
Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	3,337	-	-	3,337
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	25,575	-	25,575
Adjusted EBIT	**31,696**	**13,619**	**2,861**	**257**	**48,433**	**8,607**	**25,575**	**(9,547)**	**73,068**
(-) Depreciation PPE	994	1,672	775	209	3,650	30,815	-	-	34,465
Adjusted EBITDA	**32,690**	**15,291**	**3,636**	**466**	**52,083**	**39,422**	**25,575**	**(9,547)**	**107,533**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**107,533**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(3,337)
Reserve from the sale of minority interests in subsidiaries									(25,575)
(+) Depreciation PPE									(34,465)
(+) Financial result, net									(34,879)
(+) Income Tax (Charge)/Benefit									(5,229)
Profit/(Loss) for the Period									**4,048**

29

adecoagro
2Q15

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income				
$ thousands	**2Q15**	**2Q14**	**Chg %**	**6M15**
Sales of manufactured products and services rendered	113,974	120,926	(5.7%)	198,454
Cost of manufactured products sold and services rendered	(72,114)	(79,755)	(9.6%)	(132,348)
Gross Profit from Manufacturing Activities	**41,860**	**41,171**	**1.7%**	**66,106**
Sales of agricultural produce and biological assets	56,952	83,104	(31.5%)	86,690
Cost of agricultural produce sold and direct agricultural selling expenses	(56,952)	(83,104)	(31.5%)	(86,690)
Initial recognition and changes in fair value of biological assets and agricultural produce	10,282	915	1,023.7%	33,948
Changes in net realizable value of agricultural produce after harvest	4,060	(2,565)	- %	3,898
Gross Profit/(Loss) from Agricultural Activities	**14,342**	**(1,650)**	**n.m**	**37,846**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**56,202**	**39,521**	**42.2%**	**103,952**
General and administrative expenses	(11,467)	(12,854)	(10.8%)	(23,485)
Selling expenses	(17,777)	(19,757)	(10.0%)	(31,032)
Other operating income, net	(6,018)	11,186	(153.8%)	15,607
Share of loss of joint ventures	(592)	(6)	9,766.7%	(1,470)
Profit from Operations Before Financing and Taxation	**20,348**	**18,090**	**12.5%**	**63,572**
Finance income	2,379	2,136	11.4%	5,670
Finance costs	(16,821)	(20,842)	(19.3%)	(44,604)
Financial results, net	(14,442)	(18,706)	(22.8%)	(38,934)
Profit (Loss) Before Income Tax	**5,906**	**(616)**	**- %**	**24,638**
Income tax benefit	(4,571)	2,068	(321.0%)	(9,542)
Profit (Loss) for the Period from Continuing Operations	**1,335**	**1,452**	**(8.1%)**	**15,096**
Profit (loss) for the Period from discontinued operations	**-**	**-**	**- %**	**-**
Income / (Loss) for the Period	**1,335**	**1,452**	**(8.1%)**	**15,096**

30

adecoagro
2Q15

Condensed Consolidated Interim Balance sheet

Statement of Financial Position			
$ thousands	June 30, 2015	December 31, 2014	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment	713,824	776,905	(8.1%)
Investment property	6,281	6,675	(5.9%)
Intangible assets	22,033	23,778	(7.3%)
Biological assets	290,843	286,044	1.7%
Investments in joint ventures	1,200	2,752	(56.4%)
Deferred income tax assets	44,136	45,597	(3.2%)
Trade and other receivables	41,789	50,590	(17.4%)
Other assets	506	587	(13.8%)
Total Non-Current Assets	**1,120,612**	**1,192,928**	**(6.1%)**
Current Assets			
Biological assets	20,020	55,188	(63.7%)
Inventories	148,714	104,919	41.7%
Trade and other receivables	154,955	164,526	(5.8%)
Derivative financial instruments	6,113	7,966	(23.3%)
Cash and cash equivalents	163,466	113,795	43.6%
Total Current Assets	**493,268**	**446,394**	**10.5%**
TOTAL ASSETS	**1,613,880**	**1,639,322**	**(1.6%)**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	- %
Share premium	937,525	933,044	0.5%
Cumulative translation adjustment	(467,250)	(395,804)	18.1%
Equity-settled compensation	14,397	16,735	(14.0%)
Cash flow hedge	(72,524)	(43,064)	68.4%
Other reserves	-	-	- %
Reserve for the sale of non contolling interests in subsidiaries	25,508	25,508	- %
Treasury shares	(1,943)	(2,840)	(31.6%)
Retained earnings	60,020	45,644	31.5%
Equity attributable to equity holders of the parent	**679,306**	**762,796**	**(10.9%)**
Non controlling interest	7,864	7,589	3.6%
TOTAL SHAREHOLDERS EQUITY	**687,170**	**770,385**	**(10.8%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	1,847	2,391	(22.8%)
Borrowings	554,677	491,324	12.9%
Deferred income tax liabilities	34,987	39,635	(11.7%)
Payroll and social security liabilities	1,376	1,278	7.7%
Derivatives financial instruments	-	39	- %
Provisions for other liabilities	2,217	2,013	10.1%
Total Non-Current Liabilities	**595,104**	**536,680**	**10.9%**
Current Liabilities			
Trade and other payables	49,075	83,100	(40.9%)
Current income tax liabilities	1,353	76	1,680.3%
Payroll and social security liabilities	26,408	27,315	(3.3%)
Borrowings	230,371	207,182	11.2%
Derivative financial instruments	23,683	13,860	70.9%
Provisions for other liabilities	715	724	(1.2%)
Total Current Liabilities	**331,605**	**332,257**	**(0.2%)**
TOTAL LIABILITIES	**926,709**	**868,937**	**6.6%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,613,879**	**1,639,322**	**(1.6%)**

31

adecoagro
2Q15

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows						
$ thousands	2Q15	2Q14	Chg %	6M15	6M14	Chg %
Cash flows from operating activities:						
Profit for the period	**1,335**	**1,452**	**(8.1%)**	**15,096**	**4,048**	**272.9%**
Adjustments for:						
Income tax benefit	4,571	(2,068)	(321.0%)	9,542	5,229	82.5%
Depreciation	24,932	29,087	(14.3%)	29,674	34,273	(13.4%)
Amortization	160	91	75.8%	295	192	53.6%
Gain from disposal of farmland and other assets	-	-	- %	-	-	- %
Gain from of disposal of other property items	(487)	(255)	91.0%	(880)	(606)	45.2%
Gain from disposal of subsidiary	-	-	- %	-	-	- %
Equity settled share-based compensation granted	1,066	909	17.3%	1,985	1,707	16.3%
Loss/(Gain) from derivative financial instruments and forwards	6,010	(10,715)	- %	(15,306)	2,620	- %
Interest and other expense, net	9,857	13,693	(28.0%)	20,640	25,768	(19.9%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(4,663)	17,588	(126.5%)	(24,728)	(11,199)	120.8%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,237)	2,114	- %	(1,080)	2,305	- %
Provision and allowances	402	(2,052)	(120%)	860	42	1,947.6%
Share of loss from joint venture	592	6	9,767%	1,470	231	536.4%
Foreign exchange gains, net	(4,041)	(434)	831.1%	9,653	3,268	195.4%
Cash flow hedge – transfer from equity	8,218	4,364	88.3%	7,754	4,609	68.2%
Discontinued operations	-	-	- %	-	-	- %
Subtotal	**46,715**	**53,780**	**(13.1%)**	**54,975**	**72,487**	**(24.2%)**
Changes in operating assets and liabilities:						
Increase in trade and other receivables	(17,009)	(30,646)	(44.5%)	7,426	(23,700)	- %
Increase in inventories	(51,719)	(45,608)	13.4%	(52,610)	(49,251)	6.8%
Decrease in biological assets	25,975	26,730	(2.8%)	37,271	45,059	(17.3%)
Decrease in other assets	6	(7)	- %	12	10	20.0%
(Increase) in derivative financial instruments	14,496	(5,127)	- %	25,805	(8,107)	- %
Decrease in trade and other payables	(13,935)	(18,021)	(22.7%)	(26,962)	(13,583)	98.5%
(Decrease)/Increase in payroll and social security liabilities	1,478	4,816	(69.3%)	1,964	3,721	(47.2%)
Increase/(Decrease) in provisions for other liabilities	(260)	(90)	188.9%	(241)	191	- %
Net cash generated in operating activities before interest and taxes paid	**5,747**	**(14,173)**	**- %**	**47,640**	**26,827**	**77.6%**
Income tax paid	(61)	(268)	(77.2%)	(151)	(268)	(43.7%)
Net cash generated from operating activities	**5,686**	**(14,356)**	**- %**	**47,489**	**26,559**	**78.8%**
Cash flows from investing activities:						
Continuing operations:						
Purchases of property, plant and equipment	(18,615)	(25,118)	(25.9%)	(69,899)	(113,081)	(38.2%)
Purchases of intangible assets	(616)	(420)	46.7%	(811)	(658)	23.3%
Purchase of cattle and non current biological assets planting cost	(14,582)	(31,272)	(53.4%)	(25,850)	(56,402)	(54.2%)
Interest received	2,338	1,916	22.0%	4,906	3,393	44.6%
Loans to subsidiaries	(7,351)	-	- %	(7,912)	-	- %
Investments in joint ventures	-	-	- %	-	(1,372)	- %
Proceeds from sale of farmland and other assets	(127)	-	- %	-	-	- %
Proceeds from sale of property, plant and equipment	424	477	(11.1%)	424	745	(43.1%)
Proceeds from disposal of subsidiaries	-	1,003	- %	-	1,003	- %
Proceeds from sales of financial assets	-	-	- %	-	-	- %
Discontinued operations	-	-	- %	-	-	- %
Net cash used in investing activities	**(38,529)**	**(53,414)**	**(27.9%)**	**(99,142)**	**(166,372)**	**(40.4%)**
Cash flows from financing activities:						
Proceeds from equity settled share-based compensation exercised	543	117	364.1%	1,177	576	104.3%
Proceeds from long-term borrowings	6,128	38,334	(84.0%)	166,874	159,104	4.9%
Payments of long-term borrowings	(37,739)	(29,347)	28.6%	(48,928)	(59,539)	(17.8%)
Proceeds from the sale of minority interest in subsidiaries	-	49,414	- %	-	49,414	- %
Net increase in short-term borrowings	32,283	(36,517)	(188.4%)	17,689	(28,800)	- %
Interest paid	(10,538)	(14,981)	(29.7%)	(20,256)	(25,182)	(19.6%)
Purchase of own shares	-	-	- %	-	(12,992)	- %
Net cash generated from financing activities	**(9,323)**	**7,020**	**(232.8%)**	**116,556**	**82,581**	**41.1%**
Net increase/(decrease) in cash and cash equivalents	**(42,166)**	**(60,750)**	**(30.6%)**	**64,903**	**(57,232)**	**(213.4%)**
Cash and cash equivalents at beginning of period	**198,279**	**247,431**	- %	113,795	232,147	(51.0%)
Effect of exchange rate changes on cash and cash equivalents	7,353	12,646	(41.9%)	(15,232)	24,412	- %
Cash and cash equivalents at end of period	**163,466**	**199,327**	**(18.0%)**	**163,466**	**199,327**	**(18.0%)**

32